                                                                     Exhibit 4.5


                                 XCELLSIS GmbH

                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED
                           DECEMBER 31, 2000 AND 1999

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
 XCELLSIS GmbH:

     We have audited the accompanying consolidated balance sheets of XCELLSIS GmbH (a majority-owned subsidiary of DaimlerChrysler AG) and subsidiaries as of December 31, 2000 and 1999, the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of XCELLSIS' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XCELLSIS GmbH and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with United States generally accepted accounting principles.

Stuttgart, Germany                  (Signed) KPMG Deutsche Treuhand-Gesellschaft
February 12, 2001                                             Aktiengesellschaft
                                                 Wirtschaftsprufungsgesellschaft

                         XCELLSIS GmbH AND SUBSIDIARIES
              (A majority-owned subsidiary of DaimlerChrysler AG)

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999

                                                                2000         1999
                                                              ---------    --------
                                                                 (in thousands)
ASSETS
Current assets:
  Cash and cash equivalents (Note 2)........................  E  70,944    E 75,810
  Trade receivables.........................................        103         878
  Receivables from affiliated companies (Note 3)............        249         140
  Receivables from related companies (Note 3)...............      2,428       1,530
  Inventories (Note 6)......................................      2,341       2,002
  Deferred taxes (Note 5)...................................        423          --
  Prepaid expenses and other current assets.................      1,555         174
                                                              ---------    --------
Total current assets........................................     78,043      80,534
                                                              ---------    --------
Property, plant and equipment, net (Note 7).................     20,368      11,855
Intangible assets, net (Note 8).............................      2,177         383
Deferred taxes (Note 5).....................................        198          92
                                                              ---------    --------
Total assets................................................  E 100,786    E 92,864
                                                              =========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Customer advances (Note 3)................................  E   1,074    E    574
  Trade liabilities.........................................      4,185       1,258
  Liabilities to affiliated companies (Note 3)..............      3,851       1,947
  Liabilities to related companies (Note 3).................        732       1,152
  Accrued salaries and wages................................      7,845       3,360
  Accrued expenses..........................................      1,232         513
  Deferred taxes (Note 5)...................................        306         559
  Billings in excess cost and estimated earnings............      2,777         837
  Other current liabilities.................................      1,718         618
                                                              ---------    --------
Total current liabilities...................................     23,720      10,818
                                                              ---------    --------
  Accrued warranty..........................................      1,934          --
  Deferred taxes (Note 5)...................................        526         275
  Pension liabilities (Note 11).............................      1,297         985
  Other liabilities.........................................        545         317
                                                              ---------    --------
Total liabilities...........................................     28,022      12,395
                                                              ---------    --------
Stockholders' equity: (Note 9)
  Capital stock.............................................      3,189       3,189
  Additional paid-in capital................................    187,241     137,241
  Accumulated deficit.......................................   (117,734)    (59,893)
  Accumulated other comprehensive income (loss).............         68         (68)
                                                              ---------    --------
Total stockholders' equity..................................     72,764      80,469
                                                              ---------    --------
Total liabilities and stockholders' equity..................  E 100,786    E 92,864
                                                              =========    ========

Approved by the Shareholders' Committee.

          See accompanying notes to consolidated financial statements.

                         XCELLSIS GmbH AND SUBSIDIARIES
              (A majority-owned subsidiary of DaimlerChrysler AG)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                2000        1999        1998
                                                              --------    --------    --------
                                                                       (in thousands)
Revenues from affiliated and related companies (Note 3).....  E 14,133    E  7,934    E  3,166
Revenues from third parties.................................     9,731       2,369       1,628
                                                              --------    --------    --------
Total revenues..............................................    23,864      10,303       4,794
Cost of sales...............................................   (22,925)     (8,142)     (5,740)
                                                              --------    --------    --------
  Gross margin..............................................       939       2,161        (946)
                                                              --------    --------    --------
Research and development....................................   (46,407)    (26,833)    (18,646)
Selling expenses............................................    (1,658)     (1,127)       (671)
General, administrative and other expenses, net.............   (14,328)     (9,028)     (6,314)
                                                              --------    --------    --------
  Operating loss............................................   (61,454)    (34,827)    (26,577)
Financial income, net (Note 4)..............................     3,069       4,142       3,729
                                                              --------    --------    --------
  Loss before income taxes..................................   (58,385)    (30,685)    (22,848)
Income tax benefit (expense) (Note 5).......................       544        (567)       (149)
                                                              --------    --------    --------
Net loss....................................................  E(57,841)   E(31,252)   E(22,997)
                                                              ========    ========    ========

          See accompanying notes to consolidated financial statements.

                         XCELLSIS GmbH AND SUBSIDIARIES
              (A majority-owned subsidiary of DaimlerChrysler AG)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                            ACCUMULATED OTHER
                                             ADDITIONAL                    COMPREHENSIVE INCOME         TOTAL
                                  CAPITAL     PAID-IN      ACCUMULATED     (LOSS) -- CUMULATIVE     STOCKHOLDERS'
                                   STOCK      CAPITAL        DEFICIT      TRANSLATION ADJUSTMENT       EQUITY
                                  -------    ----------    -----------    ----------------------    -------------
                                                                  (in thousands)
Balance at January 1, 1998......  E2,556      E 71,893      E  (5,644)             E(34)              E 68,771
Issuance of capital stock (Note
  9)............................     633        65,348             --                --                 65,981
Net loss........................      --            --        (22,997)               --                (22,997)
Other comprehensive loss........      --            --             --               (58)                   (58)
                                  ------      --------      ---------              ----               --------
Total comprehensive loss........                                                                       (23,055)
                                  ------      --------      ---------              ----               --------
Balance at December 31, 1998....   3,189       137,241        (28,641)              (92)               111,697
                                  ------      --------      ---------              ----               --------
Net loss........................      --            --        (31,252)               --                (31,252)
Other comprehensive income......      --            --             --                24                     24
                                  ------      --------      ---------              ----               --------
Total comprehensive loss........                                                                       (31,228)
                                  ------      --------      ---------              ----               --------
Balance at December 31, 1999....   3,189       137,241        (59,893)              (68)                80,469
                                  ------      --------      ---------              ----               --------
Issuance of capital stock (Note
  9)............................      --        50,000             --                --                 50,000
Net loss........................      --            --        (57,841)               --                (57,841)
Other comprehensive income......      --            --             --               136                    136
                                  ------      --------      ---------              ----               --------
Total comprehensive loss........                                                                       (57,705)
                                  ------      --------      ---------              ----               --------
Balance at December 31, 2000....  E3,189      E187,241      E(117,734)             E 68               E 72,764
                                  ======      ========      =========              ====               ========

          See accompanying notes to consolidated financial statements.

                         XCELLSIS GmbH AND SUBSIDIARIES
              (A majority-owned subsidiary of DaimlerChrysler AG)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                2000        1999        1998
                                                              --------    --------    --------
                                                                       (in thousands)
Cash flows from operating activities:
  Net loss..................................................  E(57,841)   E(31,252)   E(22,997)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................     6,531       3,703       2,245
     Gains on disposals of property, plant and equipment....        (6)         (1)         (3)
     Change in deferred taxes...............................      (545)        566         148
     Changes in assets and liabilities:
       Inventories..........................................      (339)     (2,002)         --
       Trade receivables....................................       775         787        (120)
       Receivables from affiliated and related companies....    (1,007)       (705)       (237)
       Accrued liabilities..................................     5,875         772       1,707
       Customer advances....................................       500         574          --
       Trade liabilities....................................     2,927        (164)       (633)
       Liabilities to affiliated and related companies......     1,484        (407)      2,580
       Other assets and liabilities.........................     3,431       1,082       1,269
                                                              --------    --------    --------
Net cash used in operating activities.......................   (38,215)    (27,047)    (16,041)
                                                              --------    --------    --------
Cash flows from investing activities:
  Purchase of intangible assets.............................    (2,159)       (292)       (271)
  Purchase of property, plant and equipment.................   (14,692)     (8,691)     (6,218)
  Proceeds from disposals of property, plant and
     equipment..............................................        19         300           6
                                                              --------    --------    --------
Net cash used in investing activities.......................   (16,832)     (8,683)     (6,483)
                                                              --------    --------    --------
Cash flows provided by financing activities -- proceeds from
  issuance of capital stock (Note 9)........................    50,000          --      65,981
                                                              --------    --------    --------
Effect of foreign exchange rate changes on cash.............       181         243          92
                                                              --------    --------    --------
Net increase (decrease) in cash and cash equivalents........    (4,866)    (35,487)     43,549
Cash and cash equivalents at beginning of year (Note 2).....    75,810     111,297      67,748
                                                              --------    --------    --------
Cash and cash equivalents at end of year (Note 2)...........  E 70,944    E 75,810    E111,297
                                                              ========    ========    ========
Supplemental cash flow information --
  cash paid for taxes.......................................  E      1    E      1    E      1
  cash paid for interest....................................        --          --         136

          See accompanying notes to consolidated financial statements.

                         XCELLSIS GmbH AND SUBSIDIARIES
              (A majority-owned subsidiary of DaimlerChrysler AG)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999
                              (IN THOUSANDS OF E)

1.  DESCRIPTION OF BUSINESS

    THE COMPANY

    XCELLSIS GmbH (formerly DBB Fuel Cell Engines GmbH) (the "Company") is a limited liability company organized under the laws of the Federal Republic of Germany. The Company, together with its wholly-owned subsidiaries, is hereafter referred to as the "Group." Since its inception in March 1997, the Group has been principally engaged in the development and commercialization of proton exchange membrane fuel cell engines for automotive purposes. The Group's corporate headquarters is located in Nabern, Germany, and its research and development sites are located in Nabern, San Diego, USA and Vancouver, Canada.

    In March 1997, the Group was formed through the issuance of capital stock to DaimlerChrysler AG (66.7% interest) and Ballard Power Systems Inc. (33.3% interest). In connection with the New Alliance Contribution Agreement executed on April 7, 1998, Ford Motor Company purchased an interest in the Company through the issuance of additional capital stock and the purchase of capital stock from the existing owners. As of December 31, 2000, the stockholders of the Company and their respective ownership interests were as follows:

    DaimlerChrysler AG (Stuttgart, Germany).....................   51.50%
    Ballard Power Systems Inc. (Vancouver, Canada)..............   26.72
    Ford Electric Drive Holdings Company (Dearborn, Michigan,
      USA)......................................................   21.78

    SIGNIFICANT CONCENTRATIONS

    The Group's revenues are derived from sales in the following countries, principally to related parties of the Company.

                                                                   2000       1999       1998
                                                                  -------    -------    ------
    Revenues:
      Germany...................................................  E 8,602    E 3,292    E   --
      United States.............................................   13,062      4,353     1,197
      Canada....................................................    2,200      2,658     3,597
                                                                  -------    -------    ------
                                                                  E23,864    E10,303    E4,794
                                                                  =======    =======    ======

    See Note 3 for a discussion of significant concentrations with related parties.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The consolidated financial statements of the Group have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). All amounts herein are shown in thousands of euros.

    Certain prior year balances have been reclassified to conform with current year presentation.

    The Group has cumulative operating losses and cash flows from operations are not sufficient to meet working capital and capital expenditure requirements. The Group has historically been dependent on its shareholders for cash infusions to meet its working capital and capital expenditure requirements. The Group expects to require substantial additional cash infusions to meet its future working capital requirement, including its critical research and development activities. The Group's shareholders have committed to provide additional cash infusions, which, in the opinion of management, should be sufficient to meet its cash requirements through December 31, 2002. The accompanying consolidated financial statements have been prepared on the basis that the Group will continue as a going concern, which contemplates the realization of assets and liabilities in the normal course of business.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the financial statements of XCELLSIS GmbH and its wholly-owned subsidiaries, XCELLSIS Fuel Cell Engines Inc. (formerly DBB Fuel Cell Engines Inc.) and XCELLSIS Fuel Cell Engines Corporation (formerly DBB Fuel Cell Engines Corp.). All significant intercompany balances and transactions have been eliminated in consolidation.

    Affiliated companies include DaimlerChrysler AG and its consolidated subsidiaries. Related companies include Ballard Power Systems Inc. and its consolidated subsidiaries and Ford Motor Company and its consolidated subsidiaries.

                         XCELLSIS GmbH AND SUBSIDIARIES
              (A majority-owned subsidiary of DaimlerChrysler AG)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 2000 AND 1999
                              (IN THOUSANDS OF E)

    FOREIGN CURRENCIES

    The functional currency of the Company's non-German subsidiaries is the local currency, accordingly their assets and liabilities have been translated into euros using period-end exchange rates while the statement of operations have been translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of stockholders' equity.

    The exchange rates used in preparation of the consolidated financial statements were as follows:

                                                                         EXCHANGE RATE
                                                                              AT               ANNUAL AVERAGE EXCHANGE
                                                                         DECEMBER 31,                    RATE
                                                                        ---------------       --------------------------
                                                                        2000       1999       2000       1999       1998
                                                                        ----       ----       ----       ----       ----
    CURRENCY:                                                              1          1          1          1          1
    Canada......................................................  CAD   1.40       1.46       1.37       1.58       1.64
    USA.........................................................  USD    .93       1.00        .92       1.07       1.11

    REVENUE RECOGNITION

    Revenue on time and materials contracts is recognized as services are rendered, extended at contracted labor rates plus materials and other direct costs incurred.

    Revenue on fixed price contracts is recognized using the percentage-of-completion method. In applying the percentage-of-completion method, revenue is recorded based upon a ratio of costs incurred to date on the contract to total estimated costs after providing for all incurred and anticipated costs including material, direct labor and allocable overhead. These estimates are reviewed and revised periodically throughout the lives of the contracts and adjustments to operations resulting from such revisions are made cumulative to the date of revision. In the period in which it is determined that a loss will result from the performance of a contract, the full amount of the estimated loss is charged to operations.

    RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred.

    CASH AND CASH EQUIVALENTS

    The Group considers cash held on its behalf by the DaimlerChrysler AG cash management group as cash and cash equivalents. Amounts held and due from the DaimlerChrysler AG cash management group were E 65,699 and E 72,980 at December 31, 2000 and 1999, respectively.

    INVENTORIES

    Inventories are valued at the lower of acquisition or manufacturing cost or market. Manufacturing costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at acquisition or manufacturing cost less accumulated depreciation. Depreciation expense is recognized using either the declining balance method until the straight-line method yields larger expense or the straight-line method. Depreciation on plant and equipment is calculated over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. Improvements which add to the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations.

    INTANGIBLE ASSETS

    Purchased intangible assets are stated at acquisition cost and are amortized over their respective useful lives of three years.

    IMPAIRMENT OF LONG-LIVED ASSETS

    The Group assesses impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses have been recognized in the years presented.

                         XCELLSIS GmbH AND SUBSIDIARIES
              (A majority-owned subsidiary of DaimlerChrysler AG)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 2000 AND 1999
                              (IN THOUSANDS OF E)

    INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    USE OF ESTIMATES

    Management of the Group has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of the Group's financial instruments approximate fair value due to the short maturity of those instruments.

    NEW ACCOUNTING PRONOUNCEMENTS

    In July 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-10, Accounting for Shipping and Handling Fees and Costs. The Issue requires that all amounts billed to the customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and should be classified as revenue. The Group adopted the consensus effective October 1, 2000. Adoption of Issue 00-10 did not have a material impact on the Group's consolidated financial statements. With the adoption of Issue 00-10, the Group has elected to reclassify shipping and handling costs from selling expenses to cost of sales for all years presented. The Group classifies amounts billed to a customer in a sale transaction related to shipping and handling as revenue.

    During 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14, Accounting for Certain Sales Incentives. The Issue requires an entity to recognize sales incentives at the latter of (1) the date at which the related revenue is recorded by the entity, or (2) the date at which the sales incentive is offered. The Issue also requires that when recognized, the reduction in or refund of the selling price of the product resulting from any cash sales incentive should be classified as a reduction of revenue. As permitted by the Issue, the Group will apply the consensus prospectively in 2001. The adoption of Issue 00-14 is not expected to have a material impact on the Group's consolidated financial statements.

3.  RELATED PARTY TRANSACTIONS

    Interest income amounting to E 3,254, E 3,153 and E 3,841 for the years ended December 31, 2000, 1999 and 1998, respectively, was recognized on interest-bearing receivables held by DaimlerChrysler AG. Interest expense amounting to E 136 for the year ended December 31, 1998, was charged to the Group by DaimlerChrysler AG.

    At December 31, 2000 and 1999, receivables from affiliated companies include amounts totaling E 249 and E 140, respectively, from DaimlerChrysler AG and its subsidiaries.

    Receivables from related companies are comprised of the following at December 31, 2000 and 1999:

                                                                   2000      1999
                                                                  ------    ------
    Ford Motor Company and its subsidiaries.....................  E1,682    E  389
    Ballard Power Systems and its subsidiaries..................     746     1,141
                                                                  ------    ------
                                                                  E2,428    E1,530
                                                                  ======    ======

    Customer advances amounting to E 1,074 and E 574 at December 31, 2000 and 1999, respectively, relate to a delivery of a methanol fuel cell system to DaimlerChrysler AG.

    At December 31, 2000 and 1999, liabilities to affiliated companies include amounts totaling E 3,851 and E 1,947, respectively, due to DaimlerChrysler AG and its subsidiaries. Liabilities to related companies amounting to E 732 and E 1,152 at December 31, 2000 and 1999, respectively, include amounts payable to Ballard Power Systems and its subsidiaries.

                         XCELLSIS GmbH AND SUBSIDIARIES
              (A majority-owned subsidiary of DaimlerChrysler AG)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 2000 AND 1999
                              (IN THOUSANDS OF E)

4.  FINANCIAL INCOME, NET

    For the years ended December 31, 2000, 1999 and 1998, financial income consisted of the following:

                                                                   2000      1999      1998
                                                                  ------    ------    ------
    Interest income (Note 3)....................................  E3,363    E3,179    E3,865
    Interest expense............................................      --        --      (136)
    Foreign currency transaction gains (losses).................    (294)      963        --
                                                                  ------    ------    ------
                                                                  E3,069    E4,142    E3,729
                                                                  ======    ======    ======

5.  INCOME TAXES

    Loss before income taxes for the years ended December 31, 2000, 1999 and 1998 consisted of the following:

                                                                   2000       1999       1998
                                                                  -------    -------    -------
    Germany.....................................................  E52,044    E29,767    E21,742
    Foreign.....................................................    6,341        918      1,106
                                                                  -------    -------    -------
                                                                  E58,385    E30,685    E22,848
                                                                  =======    =======    =======

    Income tax (benefit) expense for the years ended December 31, 2000, 1999 and 1998 is comprised of the following:

                                                                  2000     1999    1998
                                                                  -----    ----    ----
    Current taxes
      Germany...................................................  E  --    E --    E --
      Foreign...................................................      1       1       1
    Deferred taxes
      Germany...................................................   (404)    450     (38)
      Foreign...................................................   (141)    116     186
                                                                  -----    ----    ----
    Income tax (benefit) expense................................  E(544)   E567    E149
                                                                  =====    ====    ====

    In 2000, the German government enacted new tax legislation which, among other changes, will reduce the Group's statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective for the Group's year beginning January 1, 2001.

    For the German entity, deferred taxes in 2000 are calculated using a federal corporate tax of 25% (1999: 40%; 1998: 45%) plus a solidarity surcharge of 5.5% for each year on federal corporate taxes payable plus the after federal tax benefit rate for trade tax of 12.125% (1999: 9.3%; 1998: 8.525%).
    Including the impact of the surcharge and the trade tax, the tax rate applied to German deferred taxes amounts to 38.5% (1999: 51.5%; 1998: 56%). The effect of the tax rate reductions in 2000 and 1999 on deferred tax balances are reflected separately in the reconciliations presented below.

    Actual income tax (benefit) expense varies from the expected income tax benefit (computed by applying the statutory German federal income tax rates of 51.5% in 2000 and 1999 and 56% in 1998 to loss before income taxes) as a result of the following:

                                                                    2000        1999        1998
                                                                  --------    --------    --------
    Expected tax benefit........................................  E(30,068)   E(15,803)   E(12,795)
      Change in tax rate for deferred taxes, domestic...........    14,192       1,340          --
      Foreign tax rate differential.............................     4,045        (326)        260
      Change in valuation allowance.............................    11,287      15,356      12,684
                                                                  --------    --------    --------
    Actual tax expense (benefit)................................  E   (544)   E    567    E    149
                                                                  ========    ========    ========

                         XCELLSIS GmbH AND SUBSIDIARIES
              (A majority-owned subsidiary of DaimlerChrysler AG)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 2000 AND 1999
                              (IN THOUSANDS OF E)

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                                    2000        1999
                                                                  --------    --------
    Deferred tax assets:
      Net operating loss carryforwards..........................  E 44,546    E 29,843
      Investment tax credit carryforwards.......................     2,394       1,299
      Property, plant and equipment, principally due to
        differences in depreciation.............................        84          --
      Accrued pension obligations, deductible when paid.........        60          92
      Other accrued liabilities, deductible when paid...........       768          --
      Other.....................................................       450       1,425
                                                                  --------    --------
    Total deferred tax assets before valuation allowance........    48,302      32,659
      Valuation allowance.......................................   (47,154)    (32,567)
                                                                  --------    --------
    Net deferred tax assets.....................................     1,148          92
                                                                  --------    --------
    Deferred tax liabilities:
      Property, plant and equipment, principally due to
        differences in depreciation.............................      (704)       (275)
      Receivables, principally due to differing exchange
        rates...................................................      (355)       (559)
      Other.....................................................      (300)         --
                                                                  --------    --------
    Total deferred tax liabilities..............................    (1,359)       (834)
                                                                  --------    --------
      Net deferred liabilities..................................  E   (211)   E   (742)
                                                                  ========    ========

    The Group has generated losses for tax purposes since its inception and management expects the Group will continue to generate future tax losses in the foreseeable future. Management believes that it is more likely than not that the full benefit of its deferred tax assets will not be realized. Accordingly, a valuation allowance is recorded to reduce the deferred tax assets to an amount that is likely to be realized.

    At December 31, 2000, the Group has available domestic net operating loss carryforwards totaling E 109,799 which may be utilized to offset domestic future taxable income over an indefinite period of time. Also at December 31, 2000, the Group has available foreign net operating loss and investment tax credit carryforwards of E 6,688 and E 4,332, respectively. The foreign net operating loss carryforwards expire between 2012 and 2015 and investment tax credit carryforwards expire between 2007 to 2010.

6.  INVENTORIES

    At December 31, 2000 and 1999, inventories consisted of the following:

                                                                   2000      1999
                                                                  ------    ------
    Raw materials and manufacturing supplies....................  E1,027    E  398
    Work-in-process.............................................   1,314     1,599
    Advance payments to suppliers...............................      --         5
                                                                  ------    ------
                                                                  E2,341    E2,002
                                                                  ======    ======

7.  PROPERTY, PLANT AND EQUIPMENT, NET

    At December 31, 2000 and 1999, property, plant and equipment consisted of the following:

                                                                    2000       1999
                                                                  --------    -------
    Leasehold improvements and buildings on land owned by
      others....................................................  E  3,183    E 1,972
    Technical equipment and machinery...........................    10,728      4,295
    Other equipment, factory and office equipment...............    15,547      8,884
    Advance payments relating to plant and equipment and
      construction in progress..................................     2,076      2,038
                                                                  --------    -------
                                                                    31,534     17,189
    Accumulated depreciation....................................   (11,166)    (5,334)
                                                                  --------    -------
                                                                  E 20,368    E11,855
                                                                  ========    =======

    Depreciation expense was E 6,167, E 3,550 and E 2,170 for the years ended December 31, 2000, 1999 and 1998, respectively.

                         XCELLSIS GmbH AND SUBSIDIARIES
              (A majority-owned subsidiary of DaimlerChrysler AG)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 2000 AND 1999
                              (IN THOUSANDS OF E)

8.  INTANGIBLE ASSETS, NET

    At December 31, 2000 and 1999, intangible assets consisted of the following:

                                                                   2000     1999
                                                                  ------    -----
    Purchased software and licences.............................  E2,778    E 620
    Accumulated amortization....................................    (601)    (237)
                                                                  ------    -----
                                                                  E2,177    E 383
                                                                  ======    =====

    Amortization of intangible assets amounted to E 364, E 153 and E 75 for the years ended December 31, 2000, 1999 and 1998, respectively.

9.  STOCKHOLDERS' EQUITY

    On April 7, 1998, Ford Electric Drive Holdings Company, a wholly-owned subsidiary of Ford Motor Company, contributed E 65,981 cash in exchange for 21.78% of the Company's capital stock. In the first half of 2000, the stockholders of the Company contributed, in relation to each stockholders' percentage ownership, a total of E 50,000 cash.

10. SHARE INCENTIVE PLAN

    In 1998 the Company's wholly-owned Canadian subsidiary adopted a share incentive plan under which employees and other parties with a significant relationship to XCELLSIS Fuel Cell Engines Inc. may be granted options to acquire Class B non-voting common shares. The plan allows for grants of options to purchase up to 10% of the authorized but unissued common shares. Options are granted with an exercise price not less than the share's estimated fair value at the date of grant. All options have 10-year terms and vest over a three-year period beginning after the first year.

    In October 1998, the Canadian subsidiary granted various options to employees at a price of CAD 5.00 per option. The per share weighted-average fair value of options granted in 1998 was CAD 1.74 on the date of grant using the Minimum Value Method with the following assumptions: a risk-free interest rate of 5.50% and an expected life of 8 years. The total number of granted options amounted to 139,500. In 2000, the Canadian subsidiary terminated its share incentive plan.

    The Group applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for options issued to employees under the plan and, accordingly, no compensation cost has been recognized for its options in the financial statements. Had the Group determined compensation cost based on the fair value at the grant date for its options under SFAS No. 123, Accounting for Stock-Based Compensation, the Group's net loss would have increased by E 44, E 98 and E 18 for the years ended December 31, 2000, 1999 and 1998, respectively.

11. PENSION OBLIGATIONS

    The Company maintains various defined benefit pension plans for certain persons which were previously employed by the DaimlerChrysler Group. The pension plans benefits are based on years of service and are fixed depending on ranking (both wage level and position) within the Company.

    The following table sets forth the projected benefit obligation (PBO) and accumulated benefit obligation (ABO) as of December 31, 2000 and 1999.

                                                                   2000     1999
                                                                  ------    ----
    Projected benefit obligation................................  E1,495    E961
    Accumulated benefit obligation..............................   1,386     743

    Amounts recognized in the Group's consolidated balance sheets relating to its pension plan consist of an accrued pension liability of E 1,297 and E 985 at December 31, 2000 and 1999, respectively. Net periodic pension costs were E 162, E 131 and E 66 for the years ended December 31, 2000, 1999 and 1998, respectively.

    The assumptions used in calculating the actuarial values (PBO) for the pension plan as of December 31, 2000, 1999 and 1998 are as follows:

                                                                  2000    1999    1998
                                                                  ----    ----    ----
    Discount rate...............................................  6.5%    6.0%    6.0%
    Rate of compensation increase...............................  3.0%    2.8%    3.0%

                         XCELLSIS GmbH AND SUBSIDIARIES
              (A majority-owned subsidiary of DaimlerChrysler AG)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 2000 AND 1999
                              (IN THOUSANDS OF E)

    The Company's wholly-owned U.S. subsidiary has a savings plan pursuant to
    Section 401(k) of the U.S. Internal Revenue Code (the "Code"), covering substantially all employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. The employee's contribution is matched by the subsidiary up to 7% of the employee's salary. The subsidiary contributed E 220, E 90 and E 35 to the plan for the years ended December 31, 2000, 1999 and 1998, respectively.

12. COMMITMENTS AND CONTINGENCIES

    The Group leases certain of its office facilities, office equipment and vehicles under operating leases. Rental expense amounted to E 2,222, E 1,134 and E 651 for the years ended December 31, 2000, 1999 and 1998, respectively.

    Future minimum lease payments under existing noncancelable operating leases with an initial or remaining term in excess of one year are as follows at December 31, 2000:

    2001........................................................  E2,264
    2002........................................................   2,113
    2003........................................................   1,870
    2004........................................................     668
    2005........................................................     414

Stuttgart, Germany
February 12, 2001

          (Signed) BERNHARD WENNINGER                      (Signed) DR. FERDINAND PANIK
               Managing Director                                Managing Director

                                AUDITORS' REPORT

To the Board of Directors
  XCELLSIS GmbH

     We have audited the supplemental information (reconciliation with Canadian generally accepted accounting principles) of XCELLSIS GmbH as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000. This supplemental information is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental information based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the supplemental information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the supplemental information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the presentation of the supplemental information.

     In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

(Signed) KPMG LLP
Chartered Accountants

Vancouver, Canada
September 12, 2001

                                 XCELLSIS GmbH

                            SUPPLEMENTAL INFORMATION
                   (AMOUNTS EXPRESSED IN THOUSANDS OF EUROS)

     RECONCILIATION WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     The annual consolidated financial statements of XCELLSIS GmbH (the "Company") have been prepared under United States generally accepted accounting principles ("U.S. GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP").

     In 1997 intellectual property was transferred to the Company from Ballard and DaimlerChrysler in exchange for shares of the Company. Under U.S. GAAP, the transfer was recorded at historical carrying amounts and as a result, no value was ascribed to the intellectual property. Under Canadian GAAP, the transfer of intellectual property is recorded at its estimated fair market value of E 85,137 in the Company's financial statements and amortized over 15 years, resulting in amortization of E 5,676 per annum. The unamortized balance of this intellectual property as at December 31, 2000 and 1999 is E 66,217 and E 71,893, respectively.

     This difference would have had the following effects on the consolidated balance sheets and consolidated statements of operations:

Consolidated balance sheets:

                                                              2000                     1999
                                                     ----------------------    --------------------
                                                       U.S.       CANADIAN       U.S.      CANADIAN
                                                       GAAP         GAAP         GAAP        GAAP
                                                     ---------    ---------    --------    --------
Intangible assets, net.............................  E   2,177    E  68,394    E    383    E 72,276
Additional paid-in capital.........................    187,241      272,378     137,241     222,378
Accumulated deficit................................   (117,734)    (136,654)    (59,893)    (73,137)

Consolidated statements of operations:

                                                                2000        1999        1998
                                                              --------    --------    --------
Net loss under United States GAAP...........................  E(57,841)   E(31,252)   E(22,997)
Amortization of intangible assets...........................    (5,676)     (5,676)     (5,676)
                                                              --------    --------    --------
Net loss under Canadian GAAP................................  E(63,517)   E(36,928)   E(28,673)
                                                              ========    ========    ========

     There is no Canadian GAAP difference in the total cash flows for operating, investing or financing activities as reported in the statement of cash flows for the years presented.